UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER: 0-25965 CUSIP NUMBER: 46626E205
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

j2 Global Communications, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6922 Hollywood Blvd., 5th Floor
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90028
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject to distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

j2 Global Communications, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2006 by the deadline prescribed under Securities and Exchange Commission rules and regulations.

The Company previously announced the establishment of a special committee of outside directors to perform an independent investigation of its grant of stock options since the Company’s July 1999 IPO.

As a result, the Company delayed the filing of its Form 10-Q for the quarter ended June 30, 2006 pending completion of the independent investigation. As the investigation is still on-going, the Company will also delay the filing of its Form 10-Q for the quarter ended September 30, 2006. This filing will not be made within the five-calendar day period contemplated by Rule 12b-25(b). However, the Company currently anticipates releasing its Q3 2006 financial results, holdings its Q3 2006 earnings call and filing its quarterly reports on Form 10-Q for the periods ended June 30, 2006 and September 30, 2006 on or before December 15, 2006. The Company’s ability to meet this schedule is dependent upon the completion of the investigation by the special committee. While the Company anticipates achieving this timeframe, there can be no assurance that it will be able to do so.

The Company does not believe that any update is required at this time with respect to its previous guidance as to the approximate maximum size of any adjustments that may need to be recorded through December 31, 2005 or through the first six months of 2006.

Although the timeframe for completing the investigation is uncertain, the Company continues to be focused on resolving these issues as quickly as possible and plans to file its Form 10-Q and any required restated financial statements following completion of the independent investigation.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Turicchi	323	860-9200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No  Quarterly report on Form 10-Q for the quarter ended June 30, 2006.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See discussion in Part III — Narrative

j2 Global Communications, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2006	By:	/s/ R. Scott Turicchi
R. Scott Turicchi, Co-President and Chief Financial Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).